Wintrust Financial Corporation
Form 10-K, Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

The following table presents the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the last five years.

(Dollars in thousands)		Years ended December 31,
		2017	2016	2015	2014	2013
Income before income taxes	A	$389,997	$331,854	$251,765	$246,431	$224,440

Interest expense:
Interest on deposits		$83,326	$58,409	$48,863	$48,411	$53,191
Interest on other borrowings	C	31,066	31,855	28,072	24,281	26,891
Total interest expense	B	$114,392	$90,264	$76,935	$72,692	$80,082

Dividends on preferred shares (1)	D	$16,283	$23,909	$17,891	$10,498	$13,822

Ratio of earnings to fixed charges and preferred stock dividends:
Including deposit interest	(A+B) / (B+D)	3.86x	3.70x	3.47x	3.84x	3.24x
Excluding deposit interest	(A+C) / (C+D)	8.89x	6.52x	6.09x	7.78x	6.17x

(1)	The dividends on preferred shares were increased to amounts representing the pre-tax earnings that would be required to cover such dividend requirements.